Colorado Income Holdings, Inc.
7899 South Lincoln Court, Suite 205
Littleton, CO  80122

                      September 25, 2013

Michael Clampitt
Senior Counsel
United States
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re: Colorado Income Holdings, Inc.
Registration Statement on Form S-1/A Filed August 30, 2013
File No. 333-190083

Dear Mr. Clampitt:

We are in receipt of your letter dated September 12, 2013.  Please see our response to each of your comments below.

Prospectus cover page

1.
Revise the first paragraph to indicate that the funds will be returned promptly if the $250,000is not raised and indicate whether or not, and at what rate, interest will be paid on returned subscriptions.

RESPONSE:  We have made this change as requested.

Summary Financial Information, page 8

2.
Please revise the line item titled additional paid-in capital to be $9,000 consistent with the amount appearing on the balance sheet.  In addition, revise the line item titled accumulated deficit to be accumulated deficit during the development stage.

RESPONSE:  We have made this change as requested; thank you for bringing this inconsistency to our attention.

3.	Please revise the Statement of Operations Items header as of June 30, 2013 to be for the year ended June 30, 2013 and the period May 23, 2013 (Inception) through June 30, 2013.

RESPONSE: We have made this change as requested.

Use of Proceeds, page 17

4.
Noting from the Prospectus cover page that the offering is a best efforts with a minimum offering of $250,000 revise to use two columns, one for the minimum offering and one for the maximum offering. In the first column, present the gross proceeds, then the offering costs shown in brackets, then the net proceeds to the company, then the use of proceeds in order of priority. In this regard, explain in a footnote whether or not, or under what level of proceeds, Mr. Bissonnette’s salary and the $150,000 marketing expense will be paid.

RESPONSE:

5.      Please revise the amount of marketing expenses to be $150,000.

RESPONSE:  We have made this change as requested.

Summary of Accounting Policies, pages 20-21

6.
We have noted your response to comment number 15 of our letter dated August 19, 2013 and reiterate our prior comment to please state in your critical accounting policy disclosures that your financial statements may not be comparable to companies that comply with public company effective dates.

RESPONSE: We have made this change per your request to page 21.

Directors, Executive Officers, Promoters and Control Persons, page 25

7.	Expand the disclosure on Mr. Bissonnette’s past experience to specifically include MLG Marketing Group, or advise.

RESPONSE: We have made this change to Mr. Bissonnette’s biography.

Michael Clampitt, SEC RESPONSE -Colorado Income Holdings, Inc. September 25, 2013 Page

Certain Relationships and Related Transactions, page 30

8.
It is unclear how the Marketing and Lead Generation Services Agreement was executed with the company on May 6, 2013 when the company’s inception was May 23, 2013. Please advise or revise, as applicable.

RESPONSE: Mr. Bissonnette (through MLG Marketing Group) and Mr. Bonn agreed to work together on May 6, 2013 as memorialized in the Agreement, although the administrative task of forming the corporation (solely owned and controlled by Mr. Bonn) took a few more weeks to complete and be processed by the Colorado Secretary of State (until May 23, 2013).

Report of Independent Registered Public Accounting Firm, page 36

9.	Please file a report of the independent registered public accounting firm that indicates the city and state of issuance.

RESPONSE: The auditor has made this change to his report as requested and is filed in the registration statement herewith.

Statement of Stockholder s’ Equity, pa ge 40

10.
Please rename the Statement of Stockholders’ Equity to be the Statement of Stockholders’ Deficit and revise the common stock issuance to read May 23, 2013 1,000,000 shares of common stock issued for services to founder at $0.001 per share.

RESPONSE: We have made this change per your request.

Notes to the Financial Statements, page 41

11.
Your general and administrative expenses increased from $43,000 for the year ended June 30, 2013 when you filed your initial registration statement to $293,000 for the year ended June 30, 2013 when you filed your first amendment to the registration statement.  The increases in these expenses appear to be at least partially in response to our prior comments. Please provide the disclosures required by ASC 250-10-50 for financial statement restatements.  Please also quantify and discuss in your MD&A the nature of the expenses and the related amounts that are classified in general and administrative expenses.

RESPONSE: We have made these changes per your request.

Prior Comment 35

12.
We note the revised legal opinion. Please revise the opinion consistent with Corporation Finance’s Staff Legal Bulletin No. 19, section IIB1.e. In this regard, the opinion will need to refer to the law of the jurisdiction, Colorado law.

RESPONSE: We have provided an opinion from secondary counsel, per your request. The new opinion letter is attached as Exhibit 5.2.

13.
We note the opinion’s “(ii) the Notes have been duly qualified under the Trust Indenture Act of 1939…”. In this regard, revise to delete this reference or advise the staff how the Notes were qualified.

RESPONSE: We have made this deletion per your request.

14.	Please file the indenture or advise.

RESPONSE: We have filed the form of note per your request.

Sincerely,

/s/ Michael Bonn

President, Chief Executive Officer